February 17, 2005

Scott Hawrelechko
Chairman, President, Chief Executive Officer
      and Chief Financial Officer
Myriad Entertainment & Resorts Inc.
10050-112 Street, Suite 1000
10th Floor
Edmonton, Alberta, Canada T5K 2J1


File No.:  0-24640

Dear Mr. Hawrelechko:

	We note that Milner and Brock, CPA`s was your former auditor of record. It is our understanding that Milner and Brock, CPA`s is not registered with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful after October 22, 2003 for any person that is not a registered public accounting firm or associated person therewith (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under Section 12 of the Securities Exchange
Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB.

      The fact that Milner and Brock, CPA`s is not registered with the PCAOB can have a serious impact on you. For example, Milner and
Brock, CPA`s does not have the legal ability to do the following:

* Issue audit reports (note that under PCAOB rules, see for example
Rule 2100, if a person/firm is not currently registered, it cannot engage in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report issued prior to October
22, 2003).

* Perform interim reviews in accordance with SAS 100.

	Since Milner and Brock, CPA`s is not registered with the PCAOB, you will need to do the following in order to amend prior filings or reports, meet your year-end filing deadlines and comply with the requirements of the Sarbanes-Oxley Act of 2002 and the PCAOB:

* engage the successor registered public accounting firm to re-audit or re-review any periods that were audited or reviewed by Milner and
Brock, CPA`s after registration was required (October 22, 2003). In that regard, we note Milner and Brock, CPA`s issued an audit report dated March 22, 2004 on your financial results for the fiscal year ended December 31, 2003 and assume the firm performed interim review procedures on your financial results for the quarterly periods ended
March 31, June 30 and September 30, 2004.

* amend any previously filed Form 10-KSB or 10-QSB to label the columns of the financial statements as unaudited or not reviewed, and remove any audit or review reports from the respective filings.

* file amendments to any Forms 10-KSBor 10-QSB after the financial statements have been re-audited or re-reviewed by your successor registered public accounting firm.

      Please explain your plans to address the items in a timely manner. Please respond within five business days of receipt of this letter. Advise the staff if additional time is needed to reply.

      If you have any questions, please call me or Stephanie
Hunsaker, Assistant Chief Accountant at (202) 942-2960.



								Sincerely,




								Louise Dorsey
								Associate Chief Accountant
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Scott Hawrelechko
February 17, 2005
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0312

         DIVISION OF
CORPORATION FINANCE